April  26, 2011

VIA FACSIMILE & EDGAR

Attn.:  Mr. Hugh West, Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:	Sparta Commercial Services, Inc.
Form 10-K review and comments
File No. 000-09483

Dear Mr. West,

Sparta Commercial Services, Inc. (the “Company”) is in receipt of your comment letter dated April 12, 2011.  We appreciate your review comments and the opportunity it affords us to improve the quality of our public disclosure.

Below is our responses to item #1 raised in the April 12 Letter.  Additionally, we have filed an amendment to our interim report  Form 10Q for the nine months ended January 31, 2011, by making the following changes to the notes to the financial statements: (i) inserting a description of ASU 2010-20 under the heading “Recent Accounting Pronouncements”; and (ii) by supplementing our discussion in Note D to the financial statements. Please find attached a receivables aging schedule in response to Item # 2 of the April 12 Letter.

#1.
While the Company maintains internal records of the credit quality of its financing receivables, we consider our portfolio of retail (RISC) loan  receivables to be homogenous and consist of a single segment and class.  Consequently we analyze credit performance primarily in the aggregate rather than stratification by any particular credit quality indicator.  Our failure to include this information in our Form 10Q for the nine month period ended January 31, 2011 was an oversight on our part and has been corrected with the filing of a revised 10Q.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust this adequately responds to items raised in the April 12 Letter. If you need additional information, or have further comments or questions, please so advise.

Very truly yours,

        /S/

Anthony W. Adler
Principal Financial Officer

Enclosure

462 Seventh Avenue, 20th Floor     New York, NY 10018                 Tel: 800-882-0778   Fax: 646-514-4437

We consider our portfolio of retail (RISC) loan receivables to be homogeneous and consist of a single segment and class. Consequentely, we analyze credit performance primarily in the aggregate rather than stratification of any particular credit quality indicator.

SPARTA COMMERCIAL SERVICES, INC.
DELINQUENCY DATA

		Total			Current			31-60 Days			61-90 Days			91-120 Days
		#	$	$ %	#	$	$ %	#	$	$ %	#	$	$ %	#	$	$ %
April 30, 2010	Active RISC Accounts	348	$ 1,859,223	100%	323	$ 1,693,698	91.10%	15	$ 98,831	5.32%	9	$ 63,305	3.40%	1	$ 3,389	0.18%
	Paying Deficiency Receivables		34,250
	Total Receivables		1,893,473

January 31, 2011	Active RISC Accounts	293	$ 1,144,602	100%	256	$ 997,684	87.16%	21	$ 79,784	6.97%	12	$ 54,112	4.73%	4	$ 13,022	1.14%
	Paying Deficiency Receivables		58,293
	Total Receivables		$ 1,202,895